October 23, 2014

Rosetta Genomics Ltd.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

By messenger and e-mail

Dear Sirs,

Re: Position Paper regarding an Annual Meeting of Shareholders of Rosetta Genomics Ltd.

Pursuant to Section 88 of the Israeli Companies Law of 1999 (the **"Israeli Companies Law"**) and the Companies Regulations (Voting in Writing and Position Papers) of 2005 (the **"Voting in Writing Regulations"**), each of the undersigned Mr. Israel Makov and Mr. Nachum (Homi) Shamir (**"we"** or the **"undersigned"**), holding 197,650 and 195,676 Ordinary Shares par value NIS 0.10 per share of Rosetta Genomics Ltd. (**"Rosetta"** or the **"Company"**) (as of October 1, 2014 and October 6, 2014) accounting for roughly 1.69% and 1.67% of Rosetta's outstanding shares, respectively, severally[1] submits hereby to Rosetta's shareholders (via the Company), a Position Paper regarding the Annual General Meeting to be held on November 5, 2014 (or any adjournment or postponement thereof) (the **"AGM"**), *inter alia* for election of Directors, the compensation of, and grant of, equity to Rosetta's Chief Executive Officer (the **"CEO"**) and reduction of the number of directors.

The undersigned submitted[2] on October 7, 2014, a notice (the **"Notice"**) to Rosetta, requesting it to amend the notice and Proxy Statement issued on October 1, 2014 (collectively, the **"Original Proxy Statement"**), to include items on the agenda of the AGM. Rosetta has attempted to reject the undersigned's Notice by alleging technical flaws in the Notice, seemingly attempting to curtail and delay inclusion of these items on the AGM's agenda. Following receipt of a letter from the undersigned's lawyer, Rosetta responded that it is amending the AGM's agenda by the Supplemental Notice and Proxy it published on October 15, 2014 (collectively, the **"Proxy Statement"**). However, as detailed below, instead of including the items in the manner requested by the undersigned, Rosetta has materially changed these items and changed the voting procedures in the Proxy Statement, *inter alia*, regarding the manner that votes are counted, the treatment of abstaining votes and the treatment of previous proxy cards, in

1 The undersigned are not parties to any agreement or arrangement in connection with their respective voting of Rosetta's shares (except as reflected herein), and are severally expressing their positions hereby.

2 Under Section 66(b) of the Israeli Companies Law and the Israeli Companies Regulations (Notification of General Assemblies and by-type Assemblies in a public Company and Adding an Item on the Agenda) of 2000 (the **"Notice Regulations"**).

each case, in an apparent manipulation of the voting procedures to promote and increase the odds that Company's director nominees are elected on one hand, and to circumvent and reduce the odds that the undersigned's director nominees are elected on the other hand. At Rosetta's request, the undersigned (above and beyond any legal requirement to do so) updated (twice) the position paper submitted to Rosetta on October 12, 2014 (required to be published by Rosetta on October 13, 2014) and are re-submitting it today.

We note that in the proxy statement published by the Company on September 2, 2014, (originally calling the 2014 annual general meeting), the Company expressly acknowledged the applicability of the Voting in Writing Regulations, which are applicable to Israeli corporations with shares traded on NASDAQ (like Rosetta), but deleted all references to these Regulations in the current Proxy Statement, and does not disclose therein all of the information required by these Regulations. We note further (based on legal advice) that the record date set for the AGM breaches the requirement of Regulation 2(c) of the Notice Regulations, requiring the record date to be at least five days following the notice of the annual general meeting. Accordingly, **the record date should have been set to be October 6, 2014** (and not September 30, 2014, one day before publishing the notice, as set). Hence, **the validity of any resolution adopted in the AGM is questionable.**

I. <u>Item 1 - Nomination of Mr. Brian A. Markison</u>[3]

SEE ALSO ITEM 9 BELOW FOR THE ALTERNATIVE PROPOSED DIRECTOR NOMINATION (MR. SHAMIR)

In the last five years, Rosetta's market cap was severely devalued and its adjusted share price has **decreased approximately by 97% (from U.S. $121 on October 1, 2009** (adjusted share price) **to less than U.S. $3.4 on October 1, 2014**[4]).

Each of the undersigned believes that the Company has failed to unlock its intrinsic value, and wishes to improve the Board of Directors' oversight and effectiveness, as well as upgrade the corporate governance of the Company. This should help better guide the management team, strategically and operationally, to achieve the goal of increasing shareholder value.

As part of the corporate governance changes contemplated for the Company, each of the undersigned, severally, proposed Mr. Shamir, who is highly qualified and experienced to serve on the Board of Directors, as nominee for Rosetta's Board of Directors

---

[3] In the event that the Company presents the election of Mr. Shamir in another format, the position expressed hereby is to vote AGAINST the election of Mr. Markison and FOR the election of Mr. Shamir.

[4] The date of the Original Proxy Statement (as defined below).

INSTEAD of the candidate Mr. Brian Markison, who is currently up for election as a Class I director.

As stated above, in lieu of complying with the requirements of the Israeli Companies Law and the Notice Regulations, Rosetta and its Board of Directors did not include the item proposing Mr. Shamir's election in the manner requested by the undersigned. Hence, based on legal advice, any resolution adopted at the AGM **for** appointment of Mr. Markison (item 1) and any resolution **rejecting** the appointment of Mr. Shamir (item 9) will be invalid.

Each of the undersigned urges the shareholders to review the background and qualification of Mr. Shamir in item 9 below.

Each of the undersigned, severally, objects to the election of Mr. Markison (Item 1) and supports the election of Mr. Shamir (Item 9) as a Director of the Company.

II. Item 2 - Nomination of Dr. Yitzhak Peterburg[5]

SEE ALSO ITEM 10 BELOW FOR THE ALTERNATIVE PROPOSED DIRECTOR NOMINATION (MR. BIRGER)

As part of the corporate governance changes contemplated for the Company, each of the undersigned, severally, proposed Mr. Doron Birger, who is highly qualified and experienced to serve on the Board of Directors, as nominee for Rosetta's Board of Directors **INSTEAD** of the candidate Dr. Yitzhak Peterburg, who is currently up for election as a Class I director.

In lieu of complying with the requirements of the Israeli Companies Law and the Notice Regulations, Rosetta and its Board of Directors did not include the item proposing Mr. Birger's election in the manner requested by the undersigned. Hence, based on legal advice, any resolution adopted at the AGM **for** appointment of Mr. Peterburg (item 2) and any resolution **rejecting** the appointment of Mr. Birger (item 10) will be invalid.

Each of the undersigned urges the shareholders to review the background and qualification of Mr. Birger in item 10 below.

Each of the undersigned, severally, objects to the election of Dr. Peterburg (Item 2) and supports the election of Mr. Birger (item 10) as a Director of the Company.

---

[5] In the event that the Company presents the election of Mr. Birger in another format, the position expressed hereby is to vote AGAINST the election of Dr. Peterburg and FOR the election of Mr. Birger.

III. Item 5 –CEO's Annual Base Salary of $500,000 USD

According to the Proxy Statement, the CEO's original terms of employment in 2009 included a base salary of $375,000 USD (the "**Original Salary**"), a target bonus of up to 100% the base salary, a starting bonus and additional performance-based bonuses.

According to the Company's reports, at the annual general meeting of August 5, 2013, the Company's shareholders approved a compensation policy for the Company (the "**Compensation Policy**"), pursuant to the Israeli Companies Law. The Compensation Policy requires consideration of certain criteria and various factors when determining the compensation of an executive such as the CEO, including achievements and salary-norms within the Company's peer group and the broader life science marketplace. The Compensation Policy further states that when determining compensation for the CEO, decisions are to be based predominantly on the Company's level of achievements of key corporate objectives including, increase of net revenues, improvement of overall fiscal performance and building long-term shareholder value.

Under the Compensation Policy, each executive officer's performance should be rated on a scale of annual performance, determining whether the executive officer is entitled to receive a bonus. Additionally, under the Compensation Policy, increases in compensation should be considered within the context of the Company's overall budgetary parameters, before more specific individual, market-competitive factors and overall economic factors are considered.

To our opinion, the Company's proposal lacks basic required data regarding the approval process and considerations of the CEO's compensation, contrary to the provisions of the Voting in Writing Regulations, requiring specification of the data required to fully understand any matter brought to the shareholders for voting. Consequently, **the resolution cannot be approved by law**. Shareholders of the Company should be informed how the CEO's performance was evaluated and what were the extraordinary circumstances justifying it. Additionally, the Proxy Statement does not provide any information on the CEO's achievements during his five years at the Company (only description of experience before joining the Company). As shareholders are first reviewing the CEO's annual base salary at the AGM, it is important to understand how did the Board of Directors and the Compensation Committee approve the CEO's annual base salary of $500,000 USD (retroactively from January 1, 2014), plus an annual bonus (up to $375,000 USD) plus 120,000 options to acquire shares and RSUs.

Since the CEO joined the Company in November 2009, the Company's share price decreased approximately by 97%. When considering the Company's current condition,

it is important that shareholders understand how the CEO meets the criteria required under the Compensation Policy.

We sampled the compensation of CEOs in companies we deemed similar in the industry, and believe that the CEO's compensation in Rosetta is certainly not on the low side. Even at the Original Salary, the CEO is highly-compensated, considering the Company's apparent lackluster performance and share price. After considering the above, it seems that there is no justification to approving the proposed CEO's annual base salary.

Each of the undersigned, severally, objects to the CEO's annual base salary of $500,000 USD.

IV. Item 6 - Grant of Options and RSUs to the CEO (Options to Purchase 100,000 Shares plus 20,000 RSUs)

The proposed grant of options and RSUs to the CEO seem to **contradict the Compensation Policy approved** by the shareholders (as published by the Company) and is therefore, apparently **invalid.** Under the Compensation Policy, options are a long-term incentive intended to achieve corporate objectives and promote the Company's long term goals. As reported by the Company, the Compensation Policy requires a grant to include a one-year cliff-period, only thereafter 25% of the grant vests and the remaining options vest quarterly over three years. The proposed grant of options to the CEO at the AGM (the **"2014 Options"**) **breaches this requirement** and sets vesting in **equal installments quarterly** over four years beginning **on November 30, 2014**. Not only that said grant contradicts the Compensation Policy, it is also contrary to the long-term rational of the grant. Furthermore, **the grant date and exercise price are delayed to November 30, 2014,** raising questions about the rational for that delay and the expectations of the CEO, the Compensation Committee and the Board of Directors as to the share price on that date. No information was provided regarding this material issue.
According to the Company's reports, during the annual general meeting of 2013, options to purchase 178,324 ordinary shares (the **"2013 Options"**) were granted to the CEO. The 2013 Options also commenced vesting immediately (on the Annual Meeting's day) and did not include the one-year cliff-period required by the Compensation Policy. Oddly, 11,145 of 2013 Options (vested as of December 31, 2013), were seemingly sold[6] by the CEO before March 31, 2014, refuting the long-term rational underlying the grant.

---

[6] Derived from information included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

The Compensation Policy also states that when granting RSUs, the vesting period will in no case be less than one year. The grant of RSUs to the CEO seem to **breach this requirement,** as vesting seem to begin on the date of grant, again **delayed to November 30, 2014.**

We fail to see which extraordinary circumstances justify these grants of options and RSUs to the CEO. No information was disclosed as to the approval process or reasoning. To our opinion, the Company's proposal lacks basic required data regarding these grants, contrary to the provisions of the Voting in Writing Regulations, requiring specification of the data required to fully understand any matter brought to the shareholders for voting. Consequently, **the resolution cannot be approved by law.**

As published by the Company, as of March 31, 2014, the CEO owned 386,295 options to purchase Company shares and RSUs (almost 4% of the share capital). Furthermore, the Company disclosed that during 2013, the CEO was awarded options valued at $608,084 USD. In light of the CEO's compensation and the Company's apparent meager performance and share price, granting additional options and RSUs to the CEO seems hardly warranted.

Each of the undersigned, severally, objects to the grant of rights to 120,000 shares to the CEO.

V. Item 9 - Nomination of Mr. Nachum (Homi) Shamir as a Director

Mr. Shamir has expressed his belief in Rosetta by personally investing in the Company's shares. As part of the corporate governance changes contemplated for the Company, each of the undersigned, severally, proposed Mr. Shamir, who is highly qualified and experienced to serve on the Board, as nominee for Rosetta's Board of Directors **INSTEAD** of the candidate Mr. Markison, currently up for election as a Class I director.

The undersigned expressly requested in the Notice that Mr. Shamir be an **alternative** Class I director to the Company's director nominee Mr. Markison, for **three years**, and not in addition to the Company's nominees for one year and subject to a condition that the Board of Directors' size not be reduced (as proposed by the Company in Item 7 of the Proxy Statement and objected to by the undersigned[7]). Instead of complying with the requirements of the Israeli Companies Law and Notice Regulations, Rosetta and its Board

[7] See Item 11 below. In the materially distorted manner by which Rosetta and its Board of Directors included the undersigned's proposed items on the AGM's agenda, adoption of Item 7 will prevent the appointment of the undersigned's director nominees under items 9 and 10 (Messrs. Shamir and Birger) as directors, even if the shareholders elect them as such.

did not include the item proposing Mr. Shamir's election in the manner requested by the undersigned. Hence, based on legal advice, any resolution adopted at the AGM **for** appointment of Mr. Markison (item 1) and any resolution **rejecting** the appointment of Mr. Shamir (item 9) will be invalid.

Each of the undersigned urges shareholders to review the background and qualification of Mr. Shamir. A brief summary of his bio is as follows:

Mr. Nachum (Homi) Shamir

> Nachum (Homi) Shamir joined Luminex Corporation in October, 2015, as President and CEO. Previously, Mr. Shamir served as President and Chief Executive Officer and a Director of Given Imaging Ltd., holding this position since April 2006. Early this year, Mr. Shamir completed the sale of Given Imaging to Covidien for U.S. $1B. This was the second successful exit for Mr. Shamir who previously sold Scitex Digital Printing Ltd. in 2004 to Eastman Kodak for U.S. $262M. Prior to joining Given Imaging Ltd., Mr. Shamir served as Corporate Vice President of the Eastman Kodak Company and as the President of Eastman Kodak's Transaction and Industrial Solutions Group. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation (a NASDAQ listed company), following service in various roles in Scitex and its affiliates from 1993. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc in Agriculture from the Hebrew University of Jerusalem and an M.P.A. from Harvard University. Mr. Shamir's I.D. No. is 05220710-7, his address is 252 Pineland Road NW, Atlanta, GA 30342, USA, he was born on January 27, 1954 and he holds Israeli and United States' citizenships.

Each of the undersigned, severally, supports the election of Mr. Shamir (Item 9) as a Director of the Company and objects to the election of Mr. Markison (Item 1).

I. Item 10 - Nomination of Mr. Doron Birger as a Director

As part of the contemplated corporate governance changes, each of the undersigned, severally, proposed Mr. Doron Birger, who is highly qualified and experienced to serve on the Board, as nominee for Rosetta's Board **INSTEAD** of Dr. Peterburg, currently up for election as a Class I director.

The undersigned expressly requested that Mr. Birger be an **alternative** Class I director to the Company's director nominee Mr. Peterburg, and not in addition to the Company's director nominees and subject to an additional condition that the Board of Directors'

size not be reduced (as proposed by the Company in Item 7 of the Proxy Statement and objected to by the undersigned[8]). Instead of complying with the requirements of the Israeli Companies Law and the Notice Regulations, Rosetta and its Board did not include the item proposing Mr. Birger's election in the manner requested by the undersigned. Hence, based on legal advice, any resolution adopted at the AGM **for** appointment of Mr. Peterburg (item 2) and any resolution **rejecting** the appointment of Mr. Birger (item 10) will be invalid.

The undersigned believe that Mr. Birger will bring a clear outside-perspective to the Board of Directors which, together with the two additional director nominees proposed by the undersigned, will lead to a much-needed change of the Board and, consequently, contribute to improvement of the Company's performance. Each of the undersigned urges the shareholders to review the background and qualification of Mr. Birger. A brief summary of his bio is as follows:

<u>Mr. Doron Birger</u>

> Doron Birger is the CEO of Doron Birger Management and Consulting and has years of experience of serving on the boards of directors of a variety of publicly-traded companies. Mr. Birger is an active Chairman on the boards of directors of technology companies including BioCep (until 1/14), Sight Diagnostic, MST, I Optima (medical device companies), Sightera/Magisto, and a board member of HBL Hadasit (TASE:HBL) and Icecure (TASE:ICECURE). Mr. Birger was a director of the public companies Given Imaging Ltd. (in which he served as Chairman of the Board of Directors for five years), Elbit Systems, Elbit Ltd., Netvision and Starling as well as Chairman and board member of many private companies in the Elron group. Mr. Birger has served as the President and CEO of Elron (NASDAQ and TASE:ELRNF), a leading high-tech group in Israel. During his term, Elron grew to include 27 companies, three of them publicly traded, focused in the fields of medical devices, communication, software, clean tech and semiconductors. During Mr. Birger's term, Elron and its group companies Completed 13 "exits" for a total value of more than $1B, five mergers and splits of $600M in value, three public offerings of group companies on Nasdaq and Tel-Aviv Stock Exchange, and hundreds millions dollars of private equity rounds from strategic investors and leading US and Israeli venture capital funds. Mr. Birger holds a M.A and a B.A. degree in Economics from the Hebrew University, Jerusalem. Mr. Doron Birger's I.D. No. is 50538198, he was born on May 25, 1951, his address is 4 Maabaroth Street Haifa, Israel, and he holds Israeli and Lithuanian citizenships.

---

[8] See Item 11 below and footnote 9 above.

Each of the undersigned, severally, supports the election of Mr. Birger (item 10) as a Director of the Company and objects to the election of Dr. Peterburg (Item 2).

II. Item 11 –Nomination of Mr. Ori Hershkovitz to Supplement the Number of Class III Group Directors

As part of the corporate governance changes contemplated for the Company, each of the undersigned, severally, proposed appointing Mr. Ori Hershkovitz, who is highly qualified and experienced to serve on the Board, as nominee for Rosetta's Board of Directors to supplement the number of directors of Class III under the Company's staggered-Board mechanism.

Although the undersigned strongly oppose the staggered-board mechanism[9], until it is annulled, the undersigned, severally, proposed nominating Mr. Hershkovitz as a director to supplement the number of the Class III Directors. Furthermore, **EACH OF THE UNDERSIGNED STRONGLY OBJECTS TO ITEM 7 ON THE AGM AGENDA[10]** calling for amendment of the Company's Articles to limit the number of board members to seven (the existing number), further entrenching the current directors (mostly long-tenured) and preventing a change (much required in our view) in the Board's composition and the Company's performance and potential.

The Company's Articles of Association currently sets the maximum number of directors at eleven. There are seven directors, five of which divided into three Classes (I, II and III) plus two "external directors". The Articles require the number of directors in each Class to be maintained as nearly as possible as the other two. Class I and Class II each consists of two directors, whereas Class III consists only of one director. An increase in the number of Directors shall be apportioned among the classes, to maintain the number of directors in each Class as nearly as possible. To infuse new blood into the Board of Directors while complying with Rosetta's Articles, each of the undersigned, severally, proposed nominating Mr. Hershkovitz to the Board. In addition to serving on boards of directors, he has extensive and deep understanding of the capital markets.

---

[9] Staggered-board mechanisms contradict shareholders interest and obstruct their elementary right to elect directors at reasonable frequency, while protecting the directors.

[10] **The validity of the resolution proposed under Item 7 is (based on legal advice) questionable**, as it indirectly contradicts the provisions of Article 39(a) of the Company's Articles of Association, requiring a higher majority.

The undersigned urge the shareholders to review the background and qualifications of Mr. Hershkovitz. A brief summary of Mr. Hershkovitz's bio is as follows:

Mr. Ori Hershkovitz

Ori Hershkovitz is the managing partner and head of research for the Sphera fund, Israel's biggest hedge fund managing over $450M in assets. Mr. Hershkovitz has extensive knowledge in "standard of care" and the knowledge on promising upcoming therapeutics in all medicine fields. He was the Senior Pharmaceutical equity analyst in Leader & Co. Investment House Ltd., one of Israel's largest underwriters, and voted as best analyst in Israel (2004-2005). Mr. Hershkovitz conducted daily business with domestic and international institutional clients, conducted credit analysis of companies and advised on structured products and M&A activity for the group. He has years of experience of serving on the boards of a variety of publicly-traded companies, including Medigus Ltd. and Micromedic Technologies Ltd. Mr. Hershkovitz holds a B.A in Business Administration and Finance from Tel-Aviv University and is a licensed investment advisor by the Israel Securities Authority. Mr. Ori Hershkovitz's I.D. No. is 027177500, he was born on July 25 1974, his address is 32 Shimon Hatarsi Street, Apt.6, Tel-Aviv Israel and he holds an Israeli citizenship.

Each of the undersigned, severally, supports the election of Mr. Hershkovitz as a director of the Company.

******

The undersigned believe in the Company's potential to succeed and generate significant value to the shareholders. Messrs. Nachum (Homi) Shamir, Doron Birger and Ori Hershkovitz, nominated by the undersigned to the Board of Directors, bring many years of experience in leading and serving on boards of directors of successful publicly-traded companies. They can assist Rosetta to realize its true market value and restore investor confidence.

Based on the foregoing, each of the undersigned, severally, **recommends that shareholders:**

- **Item 1** - vote **AGAINST** the election of **Mr. Brian A. Markison** as director;
- **Item 2** - vote **AGAINST** the election of **Dr. Yitzhak Peterburg** as director;
- **Item 5** – vote **AGAINST** the **annual base salary** of the **CEO**;
- **Item 6** – vote **AGAINST** the grant of **options and RSUs** to the **CEO**;

- **Item 7** – vote **AGAINST** the **amendment** of the **Articles of Association**;
- **Item 9** - vote **FOR** the election of **Mr. Nachum (Homi) Shamir** as director;
- **Item 10** - vote **FOR** the election of **Mr. Doron Birger** as director; and
- **Item 11** - vote **FOR** the election of **Mr. Ori Hershkovitz** as director.

[Signature Pages to follow]

[Signature Page to Position Paper]

Therefore, you are requested to distribute this Position Paper to Rosetta's shareholders as required under law.

Sincerely yours,

Israel Makov

[Signature Page to Position Paper]

Therefore, you are requested to distribute this Position Paper to Rosetta's shareholders as required under law.

Sincerely yours,

Nachum Shamir

העתק נאמן
למקור